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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                                 March 17, 2004

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place

                      Cnr Champion Parade / Musgrave Street

                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



LIHIR GOLD LIMITED

By: /s/ Mark Laurie
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    Name   Mark Laurie
    Title: Company Secretary


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                           [LIHIR GOLD LIMITED LOGO]

LIHIR GOLD LIMITED                                           STOCK MARKET CODES:
INCORPORATED IN PAPUA NEW GUINEA                             ASX - LHG
ARBN 069 803 998                                             NASDAQ - LIHRY
                                                             POMSOX - LHG

DATE: 17 MARCH 2004

                           CHANGE OF COMPANY SECRETARY

Mr Nicholas Lambeth has today resigned as Company Secretary of Lihir Gold Limited with immediate effect. Mr Lambeth's resignation as Chief Financial Officer of the company was announced in December 2003.

Mark Laurie, who was appointed Company Secretary in 2003, continues in that position.



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FOR FURTHER INFORMATION:
MARK LAURIE
MANAGER CORPORATE, INVESTOR RELATIONS & COMPANY SECRETARY
Lihir Gold Ltd

TEL: (+675) 986 5604 E-MAIL: MARK.LAURIE@LIHIR.COM.PG WEBSITE: WWW.LIHIR.COM.PG